Exhibit 99.1

Fabrinet Announces First Quarter Fiscal Year 2019 Financial Results

November 5, 2018

BANGKOK–(BUSINESS WIRE)–Nov. 5, 2018—Fabrinet (NYSE: FN), a leading provider of advanced optical packaging and precision optical, electromechanical and electronic manufacturing services to original equipment manufacturers of complex products, today announced its financial results for its first quarter ended September 28, 2018.

Seamus Grady, Chief Executive Officer of Fabrinet, said, “With a strong start to the year, we exceeded our guidance for revenue and profitability in the first quarter. Our sequential growth, which was better than anticipated, was driven primarily by double-digit growth in both telecom and datacom optical communications products. We are optimistic that the momentum we experienced during the first quarter will continue into the second quarter, as we leverage the combination of our leading market position and strong execution to deliver further financial success.”

First Quarter Fiscal Year 2019 Financial Highlights

As of the first quarter of fiscal 2019, Fabrinet is reporting results under the new revenue recognition standard Accounting Standards Codification Topic 606 (“ASC 606”), using the modified retrospective method. Financial results for reporting periods prior to fiscal year 2019 are presented as previously disclosed in conformity with the new revenue recognition standard Accounting Standards Codification Topic 606 (“ASC 605”). A reconciliation to ASC 605 is included at the end of this press release.

GAAP Results

•	Revenue for the first quarter of fiscal year 2019 was $377.2 million, compared to revenue of $357.3 million for the comparable period in fiscal year 2018.

•

GAAP net income for the first quarter of fiscal year 2019 was $27.9 million, compared to GAAP net income of $21.0 million for the first quarter of fiscal year 2018. GAAP net income for the first quarter of fiscal year 2019 included a foreign exchange benefit of $3.1 million, or $0.08 per diluted share, compared to a foreign exchange loss of $1.9 million, or $0.05 per diluted share, for the first quarter of fiscal year 2018.

•	GAAP net income per diluted share for the first quarter of fiscal year 2019 was $0.75, compared to GAAP net income per diluted share of $0.55 for the first quarter of fiscal year 2018.

Non-GAAP Results

•

Non-GAAP net income for the first quarter of fiscal year 2019 was $34.1 million, compared to non-GAAP net income of $28.6 million for the first quarter of fiscal year 2018. Non-GAAP net income for the first quarter of fiscal year 2019 included a foreign exchange loss of $3.1 million, or $0.08 per diluted share, compared to a foreign exchange loss of $1.9 million, or $0.05 per diluted share, for the first quarter of fiscal year 2018.

•	Non-GAAP net income per diluted share for the first quarter of fiscal year 2019 was $0.92, compared to non-GAAP net income per diluted share of $0.75 for the same period a year ago.

Share Repurchase Program Update

There was no share repurchase activity during the three months ended September 28, 2018. As of September 28, 2018, Fabrinet had a remaining authorization to purchase up to an additional $17.6 million worth of its ordinary shares.

Business Outlook

The guidance provided below is based on ASC 605. As of the first quarter of fiscal 2019, Fabrinet is reporting results under ASC 606, which it is adopting for fiscal year 2019 on a modified retrospective method. A reconciliation to ASC 605 is included at the end of this press release.

Based on information available as of November 5, 2018, Fabrinet is issuing guidance for its second fiscal quarter of 2019 ending December 28, 2018, as follows:

•	Fabrinet expects second quarter revenue to be in the range of $380 million to $388 million.

•	GAAP net income per diluted share is expected to be in the range of $0.77 to $0.80, based on approximately 37.6 million fully diluted shares outstanding.

•	Non-GAAP net income per diluted share is expected to be in the range of $0.91 to $0.94, based on approximately 37.6 million fully diluted shares outstanding.

Conference Call Information

What:	Fabrinet First Quarter Fiscal-Year 2019 Financial Results Call
When:	Monday, November 5, 2018
Time:	5:00 p.m. ET
Live Call:	(888) 357-3694, domestic
(253) 237-1137, international

Passcode: 3789048

Replay:	(855) 859-2056, domestic
(404) 537-3406, international
Passcode: 3789048

Webcast:	http://investor.fabrinet.com/ (live and replay)

This press release and any other information related to the call will also be posted on Fabrinet’s website at http://investor.fabrinet.com. A recorded version of this webcast will be available approximately two hours after the call and will be archived on Fabrinet’s website for a period of one year.

About Fabrinet

Fabrinet is a leading provider of advanced optical packaging and precision optical, electro-mechanical, and electronic manufacturing services to original equipment manufacturers of complex products, such as optical communication components, modules and subsystems, automotive components, medical devices, industrial lasers and sensors. Fabrinet offers a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, advanced packaging, integration, final assembly and test. Fabrinet focuses on production of high complexity products in any mix and any volume. Fabrinet maintains engineering and manufacturing resources and facilities in Thailand, the United States of America, the People’s Republic of China and the United Kingdom. For more information visit: www.fabrinet.com.

Forward-Looking Statements

“Safe Harbor” Statement Under U.S. Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include: (1) statements regarding our optimism that our first quarter momentum will continue into the second quarter of fiscal year 2019 and that we will deliver further financial success; and (2) all of the statements under the “Business Outlook” section regarding our expected revenue, GAAP and non-GAAP net income per share, and fully diluted shares outstanding for the second quarter of fiscal year 2019. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: less customer demand for our products and services than forecasted; less growth in the optical communications, industrial lasers and sensors markets than we forecast; difficulties expanding into additional markets, such as the semiconductor processing, biotechnology, metrology and materials processing markets; increased competition in the optical manufacturing services markets; difficulties in delivering products and services that compete effectively from a price and performance perspective; our reliance on a small number of customers and suppliers; difficulties in managing our operating costs; difficulties in managing and operating our business across multiple countries (including Thailand, the People’s Republic of China, the U.S. and the U.K.); and other important factors as described in reports and documents we file from time to time with the Securities and Exchange Commission (SEC), including the factors described under the section captioned “Risk Factors” in our Quarterly Report on Form 10-K, filed on August 22, 2018. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Use of Non-GAAP Financials

We refer to the non-GAAP financial measures cited above in making operating decisions because they provide meaningful supplemental information regarding our ongoing operational performance. Non-GAAP net income excludes: share-based compensation expenses; depreciation of fair value uplift; severance payments; expenses related to our CFO search; debt administration expense; amortization of intangibles; business combination expenses; loss (gain) on foreign currency contracts; amortization of debt issuance costs; restructuring charges; and ASC 606 adjustments. We have excluded these items in order to enhance investors’ understanding of our underlying operations. The use of these non-GAAP financial measures has material limitations because they should not be used to evaluate our company without reference to their corresponding GAAP financial measures. As such, we compensate for these material limitations by using these non-GAAP financial measures in conjunction with GAAP financial measures.

These non-GAAP financial measures are used to: (1) measure company performance against historical results, (2) facilitate comparisons to our competitors’ operating results, and (3) allow greater transparency with respect to information used by management in making financial and operational decisions. In addition, these non-GAAP financial measures are used to measure company performance for the purposes of determining employee incentive plan compensation.

FABRINET

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share data)	September 28, 2018	June 29, 2018
Assets
Current assets
Cash and cash equivalents	$219,976	$158,102
Restricted cash in connection with business acquisition	—	3,331
Marketable securities	132,383	174,269
Trade accounts receivable, net	258,705	246,912
Contract assets	10,157	—
Inventory, net	278,397	257,687
Prepaid expenses	10,978	8,061
Other current assets	6,512	5,948

Total current assets	917,108	854,310

Non-current assets
Property, plant and equipment, net	216,849	219,640
Intangibles, net	4,590	4,880
Goodwill	3,822	3,828
Deferred tax assets	5,378	5,280
Deferred debt issuance costs on revolving loan and other non-current assets	57	80

Total non-current assets	230,696	233,708

Total Assets	$1,147,804	$1,088,018

Liabilities and Shareholders’ Equity
Current liabilities
Bank borrowings	$3,250	$3,250
Trade accounts payable	249,080	220,159
Capital lease liability, current portion	434	451
Income tax payable	2,389	709
Deferred liability in connection with business acquisition	—	3,331
Accrued payroll, bonus and related expenses	19,484	13,476
Accrued expenses	10,277	9,013
Other payables	20,862	19,728

Total current liabilities	305,776	270,117

Non-current liabilities
Long-term loan from bank	60,125	60,938
Deferred tax liability	2,387	2,284
Capital lease liability, non-current portion	414	516
Severance liabilities	10,835	10,162
Other non-current liabilities	2,110	3,062

Total non-current liabilities	75,871	76,962

Total Liabilities	381,647	347,079

Commitments and contingencies
Shareholders’ equity
Preferred shares (5,000,000 shares authorized, $0.01 par value; no shares issued and outstanding as of September 28, 2018 and June 29, 2018)	—	—
Ordinary shares (500,000,000 shares authorized, $0.01 par value; 38,118,609 shares and 37,723,733 shares issued, and 36,829,506 shares and 36,434,630 shares outstanding as of September 28, 2018 and June 29, 2018, respectively)	381	377
Additional paid-in capital	147,869	151,797

Treasury shares at cost (1,289,103 shares and 1,289,103 shares as of September 28, 2018 and June 29, 2018, respectively)	(42,401)	(42,401)
Accumulated other comprehensive loss	(1,170)	(1,257)
Retained earnings	661,478	632,423

Total Shareholders’ Equity	766,157	740,939

Total Liabilities and Shareholders’ Equity	$1,147,804	$1,088,018

FABRINET

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

	Three Months Ended
(in thousands of U.S. dollars, except per share amounts)	September 28, 2018	September 29, 2017
Revenues	$377,177	$357,313

Cost of revenues	(336,901)	(316,981)

Gross profit	40,276	40,332
Selling, general and administrative expenses	(14,437)	(15,678)
Expenses related to reduction in workforce	(85)	—

Operating income	25,754	24,654
Interest income	1,444	809
Interest expense	(634)	(853)
Foreign exchange gain (loss), net	3,068	(1,934)
Other income	77	97

Income before income taxes	29,709	22,773
Income tax expense	(1,859)	(1,740)

Net income	27,850	21,033

Other comprehensive (loss) income, net of tax:
Change in net unrealized gain on marketable securities	288	29
Change in net unrealized loss on derivative instruments	(1)	(1)
Change in foreign currency translation adjustment	(200)	526

Total other comprehensive (loss) income, net of tax	87	554

Net comprehensive income	$27,937	$21,587

Earnings per share
Basic	$0.76	$0.56
Diluted	$0.75	$0.55
Weighted-average number of ordinary shares outstanding (thousands of shares)
Basic	36,625	37,447
Diluted	37,140	38,163

FABRINET

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
(in thousands of U.S. dollars)	September 28, 2018	September 29, 2017
Cash flows from operating activities
Net income for the period	$27,850	$21,033
Adjustments to reconcile net income to net cash provided by used in operating activities
Depreciation and amortization	7,412	7,419
Loss (Gain) on disposal of property, plant and equipment	46	(131)
Loss on written-off of intangibles	149	—
Loss from sales and maturities of available-for-sale securities	178	353
Amortization of investment (premium) discount	(94)	(216)
Amortization of deferred debt issuance costs	—	150
(Reversal of) allowance for doubtful accounts	—	(1)
Unrealized (gain) loss on exchange rate and fair value of derivative instruments	(4,232)	2,026
Share-based compensation	4,980	6,920
Deferred income tax	3	(307)
Other non-cash expenses	590	629
Reversal of inventory obsolescence	(478)	(292)
Changes in operating assets and liabilities
Trade accounts receivable	(10,887)	(11,122)
Contract assets	(280)	—
Inventory	(28,904)	(16,032)
Other current assets and non-current assets	(1,029)	(7,263)
Trade accounts payable	29,182	(11,323)
Income tax payable	1,680	493
Other current liabilities and non-current liabilities	8,427	4,610

Net cash provided by (used in) operating activities	34,593	(3,054)

Cash flows from investing activities
Purchase of marketable securities	(1,955)	(26,969)
Proceeds from sales of marketable securities	24,181	11,730
Proceeds from maturities of marketable securities	19,863	14,947
Purchase of property, plant and equipment	(5,410)	(11,203)
Purchase of intangibles	(78)	(702)
Proceeds from disposal of property, plant and equipment	—	142

Net cash provided by (used in) investing activities	36,601	(12,055)

Cash flows from financing activities
Repayment of short-term loans from bank	—	(992)
Repayment of long-term loans from bank	(813)	(3,400)
Repayment of capital lease liability	(123)	(95)
Proceeds from issuance of ordinary shares under employee share option plans	—	931
Release of restricted cash held in connection with business acquisition	(3,478)	—
Withholding tax related to net share settlement of restricted share units	(8,904)	(3,550)

Net cash used in financing activities	(13,318)	(7,106)

Net decrease in cash, cash equivalents and restricted cash	57,876	(22,215)

Movement in cash, cash equivalents and restricted cash
Cash, cash equivalents and restricted cashat beginning of period	161,433	137,137
Increase (decrease) in cash, cash equivalents and restricted cash	57,876	(22,215)
Effect of exchange rate on cash, cash equivalents and restricted cash	667	123

Cash, cash equivalents and restricted cash at end of period	$219,976	$115,045

Non-cash investing and financing activities
Construction, software-related and equipment-related payables	$3,830	$4,658

FABRINET

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of same amounts shown in the consolidated statements of cash flows:

(amount in thousands)	As of September 28, 2018	As of September 29, 2017
Cash and cash equivalents	$219,976	$111,631
Restricted cash in connection with business acquisition (non-current assets)	—	3,414

Cash, cash equivalents and restricted cash	$219,976	$115,045

FABRINET

RECONCILIATION OF ASC 605 TO ASC 606

	Three Months Ended
	September 28, 2018
(in thousands of U.S. dollars, except per share amounts)	ASC 605	ASC 606	Impact
Revenues	$376,897	$377,177	$(280)

Cost of revenues	(336,652)	(336,901)	249

Gross profit	40,245	40,276	(31)
Selling, general and administrative expenses	(14,437)	(14,437)	—
Expenses related to reduction in workforce	(85)	(85)	—

Operating income	25,723	25,754	(31)
Interest income	1,444	1,444	—
Interest expense	(634)	(634)	—
Foreign exchange gain (loss), net	3,068	3,068	—
Other income	77	77	—

Income before income taxes	29,678	29,709	(31)
Income tax expense	(1,859)	(1,859)	—

Net income	27,819	27,850	(31)

Other comprehensive (loss) income, net of tax:
Change in net unrealized gain on marketable securities	288	288	—
Change in net unrealized loss on derivative instruments	(1)	(1)	—
Change in foreign currency translation adjustment	(200)	(200)	—

Total other comprehensive (loss) income, net of tax	87	87	—

Net comprehensive income	$27,906	$27,937	(31)

Earnings per share
Basic	$0.76	$0.76	—
Diluted	$0.75	$0.75	—
Weighted-average number of ordinary shares outstanding (thousands of shares)
Basic	36,625	36,625	—
Diluted	37,140	37,140	—

FABRINET

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Three Months Ended
	September 28, 2018		September 29, 2017
	(ASC 606)		ASC (605)
(in thousands of U.S. dollars, except per share data)	Net income	Diluted EPS	Net income	Diluted EPS
GAAP measures	$27,850	$0.75	$21,033	$0.55
Items reconciling GAAP net income & EPS to non-GAAP net income & EPS:
Related to cost of revenues:
Share-based compensation expenses	1,847	0.05	1,901	0.05
Depreciation of fair value uplift	89	0.00	67	0.00

Total related to gross profit	1,936	0.05	1,968	0.05

Related to selling, general and administrative expenses:
Share-based compensation expenses	3,133	0.08	5,019	0.13
Expenses related to CFO search	190	0.01	—	—
Amortization of intangibles	192	0.01	169	0.00
Business combination expenses	182	0.00	106	0.00
Severance payment	585	0.02	—	—

Total related to selling, general and administrative expenses	4,282	0.12	5,294	0.14

Related to other incomes and other expenses:
Restructuring charges	85	0.00	—	—
Amortization of debt issuance costs	—	—	273	0.01

Total related to other incomes and other expenses	85	0.00	273	0.01

Total related to net income & EPS	6,303	0.17	7,535	0.20

Non-GAAP measures	$34,153	$0.92	$28,568	$0.75

ASC 606 adoption impact on gross profit	(31)	(0.00)	—	—
Non-GAAP measures (ASC 605)	$34,122	$0.92	$28,568	$0.75

Shares used in computing diluted net income per share
GAAP diluted shares		37,140		38,163
Non-GAAP diluted shares		37,140		38,163

FABRINET

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW

(amount in thousands)	Three Months Ended
	September 28,	September 29,
	2018	2017
Net cash provided by operating activities	$34,593	$(3,054)
Less: Purchase of property, plant and equipment	(5,410)	(11,203)

Non-GAAP free cash flow	$29,183	$(14,257)

FABRINET

GUIDANCE FOR QUARTER ENDING DECEMBER 28, 2018

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

Diluted EPS
GAAP net income per diluted share:	$0.77 to $0.80
Related to cost of revenues:
Share-based compensation expenses	0.04

Total related to gross profit	0.04

Related to selling, general and administrative expenses:
Share-based compensation expenses	0.09
Expenses related to our CFO search	0.01

Total related to selling, general and administrative expenses	0.10

Total related to net income & EPS	0.14

Non-GAAP net income per diluted share	$0.91 to $0.94

View source version on businesswire.com: https://www.businesswire.com/news/home/20181105005920/en/

Source: Fabrinet

Fabrinet

Garo Toomajanian

ir@fabrinet.com